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                                     EXHIBIT 7.8

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[LOGO]

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:      Cynthia Chase            or        Gary McDaniel
              Vice President                     President
              Corporate Communications           Chief Executive Officer
              (303)741-3707                      (303)741-3707

ROC COMMUNITIES, INC. (RCI)
ADOPTS STOCKHOLDER RIGHTS PLAN

    Englewood, CO -- September 18, 1996 -- ROC Communities, Inc. (NYSE/RCI) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on September 30, 1996.

    Each Right will entitle stockholders to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of ROC at an exercise price of $70 per Unit, subject to adjustment. Each Unit will have economic and voting rights substantially identical to the rights associated with a share of ROC's Common Stock. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of ROC's outstanding Common Stock or commences a tender or exchange offer (other than an offer approved by the independent directors of ROC) upon consummation of which a person or group would beneficially own 15% or more of ROC's outstanding Common Stock.

    If any person becomes the beneficial owner of 15% or more of ROC's outstanding Common Stock, or if a holder of 15% or more of the Common Stock engages in certain self-dealing transactions or a merger transaction in which ROC is the surviving corporation and its Common Stock remains outstanding, then each


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Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, Units (or, in certain circumstances, Common Stock, cash, property or other securities of
ROC) having a market value (determined based on the market value of the Common Stock) equal to twice the then-current exercise price. In addition, if ROC is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price.

    The Rights Plan permits a majority of the independent directors of ROC to reduce the Common Stock ownership threshold applicable to any person for purposes of triggering the effects described in the three preceding paragraphs from 15% to 10% (or any percentage in between) in the event that they determine that such person has intentions which such directors in good faith believe to be adverse to the interests of ROC and its stockholders.

    ROC will generally be entitled to redeem the Rights of $.01 per right at any time until the 10th business day following public announcement that a person or group has acquired 15% or more of its Common Stock: provided, however, that the Rights will immediately cease to be redeemable when any person becomes the beneficial owner of 40% or more of ROC's Common Stock.

    ROC also announced that it has amended its bylaws to elect to have the Maryland Control Shares Statute apply to acquisitions of stock in ROC, and to increase the percentage number of shares required to be held by stockholders of ROC in order to call a special meeting of stockholders from 10% to 50%.

    ROC Communities, based in Englewood, Colorado, in one of the nation's largest owner/operators of manufactured home communities. It currently owns 71 manufactured home communities in 23 states with a total of 20,829 residential sites. In addition, it fee manages 36 manufactured home communities (7,276 homesites) owned by third parties.

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               6430 South Quebeck Street * Englewood, Colorado * 80111